Fresenius Medical Care
KPMG AG	AG & Co. KGaA
Wirtschaftsprüfungsgesellschaft	POB
The Squaire, Am Flughafen	61346 Bad Homburg
60549 Frankfurt am Main	Germany
Germany	www.fmc-ag.com

February 27, 2018

Re:                             Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Fresenius Medical Care AG & Co. KGaA has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on February 27, 2018. Such disclosure begins on page 43 of the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

By:	/s/ MICHAEL BROSNAN
Name:	Michael Brosnan
Title:	Chief Financial Officer and member of the Management Board of the General Partner

Fresenius Medical Care AG & Co. KGaA, 61346 Bad Homburg, Germany, T +49 6172 609-0, Registered Office and Commercial Register: Hof an der Saale, HRB 4019, VAT-ID No.: DE 811127677, Chairman of Supervisory Board: Dr. Gerd Krick General Partner: Fresenius Medical Care Management AG, Registered Office and Commercial Register: Hof an der Saale, HRB 3894 Management Board: Rice Powell (Chairman), Michael Brosnan, Dr. Olaf Schermeier, William Valle, Kent Wanzek, Harry de Wit Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRESDEFF501